Delisting Determination, The Nasdaq Stock Market, LLC,
December 29, 2022,  Otonomy, Inc.
The Nasdaq Stock Market LLC (the Exchange) has determined to remove from listing the common stock of Otonomy, Inc.
(the Company), effective at the opening of the trading session on January 9, 2023.
Based on review of information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Listing Rule 5450(a)(1). The Company was notified of the
Staff determination on November 14, 2022. On November 19,
2022, the Company exercised its right to appeal the Staff determination to the Listing Qualifications Hearings
Panel (Panel) pursuant to Rule 5815. On December 21, 2022, a day before the hearing, the Company informed the Panel that it was formally withdrawing its appeal. The Company securities were suspended on December 23, 2022. The Staff determination to delist the Company securities became final on December 23, 2022.